Continental

Press Release

"Exemption No. 82-1357"

SUPPL

03 NOV -6 AM 7:21

Continen[illegible] on in Romania

Manufactu[illegible] c components to be built in Sibiu

03037120

Hannover/Sibiu, October 31, 2003. International automotive supplier Continental AG, Hannover, is expanding its manufacturing base in Romania with a new plant to be built at Sibiu for its subsidiary Continental Temic, part of the Continental Automotive Systems (CAS) division. The foundation stone was laid earlier today. At the same time, Continental will be creating a Research and Development department at the site with 170 employees (2004). Total investment is approximately 20 million euros. Production of vehicle electronics components is due to start early in summer 2004 with up to 200 employees.

"Our experience with the investment of over 100 million euros at our existing Romanian site in Timişoara has been very positive. So for the new plant in Sibiu we have again chosen a university town with a ready supply of qualified labor," said Dr. Wolfgang Ziebart, Deputy Chairman of the Executive Board.

Timişoara hosts Continental's most advanced tire plant, with a daily output of up to 26,000 tires, as well as a V-ribbed belt production facility belonging to a Romanian subsidiary of the ContiTech division. By the final phase of development in 2005, capacity will be up to 4 million belts a year. In addition, the foundation stone was recently laid in Timişoara for another ContiTech plant which will be producing air conditioning lines, starting in the fall of 2004.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 64,500 employees on its payroll in 2002 and took in EUR11.4 billion in sales.

Continental AG
Hannes Boekhoff
Head of Press
Tel./Fax: 0511-938-1278, -1055
prkonzern@conti.de

Continental Automotive Systems
Dirk Nebelung
Head of Communications
Tel./Fax: 069-7603-6000, -3945
dirk.nebelung@contiteves.com

dlw 11/13

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